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Exhibit 12.1

AXIS Capital Holdings Limited
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

		Years ended December 31
	Six months ended June 30, 2004			Period ended December 31, 2001
		2003	2002
Earnings: Income before income taxes	$313,412	$531,672	$263,689	$2,680
Fixed charges: Assumed interest component of rent expense(1)	$934	$1,694	$628	$30
Credit facility fees	$215	$1,478	$177	—

Total fixed charges	$1,149	$3,172	$805	$30

Earnings plus fixed charges	$314,561	$534,844	$264,494	$2,710

RATIO OF EARNINGS TO FIXED CHARGE	273.8	168.6	328.6	90.3

(1)
33.3% represents a reasonable approximation of the interest factor

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AXIS Capital Holdings Limited Ratio of Earnings to Fixed Charges (Dollars in thousands)